FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: January 29, 2015

Information furnished on this form:

EXHIBITS

Exhibit
Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2014

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2014

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2014

(1) Consolidated results of operations

(% of change from previous period)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine Months ended December 31, 2014	1,101,692	2.8	90,222	0.6	114,667	3.9	73,971	6.6
Nine Months ended December 31, 2013	1,071,388	15.6	89,696	75.1	110,344	60.2	69,364	54.2

(Note)  Comprehensive income:

284,368 million yen for the nine months ended December 31, 2014, (13.1)% of change from previous period

327,357 million yen for the nine months ended December 31, 2013, 242.6% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Nine Months ended December 31, 2014	201.63	201.63
Nine Months ended December 31, 2013	189.07	189.07

Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share - Basic” and “Net income attributable to shareholders of Kyocera Corporation per share - Diluted” during the nine months ended December 31, 2013 are calculated under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with the standard related to earnings per share.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2014	2,971,953	2,236,997	2,149,884	72.4
March 31, 2014	2,636,704	1,987,226	1,910,083	72.5

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	80.00	—	40.00	—
Year ending March 31, 2015	—	40.00	—	40.00	80.00

(Note) “End of second quarter” dividend per share of 80.00 yen for the year ended March 31, 2014 was calculated based on the number of shares before the stock split undertaken on October 1, 2013.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2015

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2015	1,530,000	5.7	135,000	12.0	158,000	8.0	97,000	9.3	264.40

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the nine months ended December 31, 2014.

(Notes)

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2014: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i)    Changes due to adoption of new accounting standards: Please refer to the accompanying “3. OTHER INFORMATION” on page 15.

(ii)         Changes due to other than adoption of new accounting standards: None

(4) Number of shares (common stock):

(i)   Number of shares issued:

377,618,580 shares at December 31, 2014	377,618,580 shares at March 31, 2014

(ii)  Number of treasury stock:

10,755,768 shares at December 31, 2014	10,751,865 shares at March 31, 2014

(iii) Average number of shares outstanding:

366,864,937 shares for the nine months ended December 31, 2014	366,873,131 shares for the nine months ended December 31, 2013

“Average number of shares outstanding” for the nine months ended December 31, 2013 are calculated under the assumption that the stock split undertaken on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014.

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2014

Economic Situation and Business Environment

During the nine months ended December 31, 2014 (“the nine months”), the Japanese economy posted sluggish growth compared with the nine months ended December 31, 2013 (“the previous nine months”) due to slow personal consumption as a result of the increase in the consumption tax rate and slowed private capital investment, despite an increase in public investment. Overseas, the U.S. economy expanded on the back of solid growth in personal consumption and capital investment. The Chinese economy slowed, although it continued to post a high growth ratio. The European economy, however, stagnated due mainly to slumping domestic demand including capital investment.

With regard to the principal markets for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for smartphones grew in the digital consumer equipment market, and sales increased steadily in the automotive market, mainly in China and the United States. Growth in the solar energy market in Japan, however, slowed considerably due mainly to the change in the government subsidy policies including the end of supporting introduction of solar power generation systems for residential use and the impact of a halt in grid access applications by electric power companies.

Consolidated Financial Results

Consolidated net sales for the nine months amounted to a record high of ¥1,101,692 million, an increase of ¥30,304 million, or 2.8%, compared with ¥1,071,388 million for the previous nine months due to increased sales in the Information Equipment Group, the Semiconductor Parts Group and the Fine Ceramic Parts Group.

Profit in the Applied Ceramic Products Group and the Telecommunications Equipment Group for the nine months decreased compared with the previous nine months, while profit in the Information Equipment Group, the Fine Ceramic Parts Group and the Electronic Device Group increased due to sales growth and cost reductions. As a result, profit from operations for the nine months increased by ¥526 million, or 0.6%, to ¥90,222 million, compared with ¥89,696 million for the previous nine months. Income before income taxes increased by ¥4,323 million, or 3.9%, to ¥114,667 million, compared with ¥110,344 million for the previous nine months due to an increase in dividend income in addition to an increase in profit from operations. Net income attributable to shareholders of Kyocera Corporation in the nine months increased by ¥4,607 million, or 6.6%, to ¥73,971 million, compared with ¥69,364 million for the previous nine months due in part to decreased income taxes resulting from a revision of the tax system in Japan.

Average exchange rates for the nine months were ¥107 to the U.S. dollar, marking depreciation of ¥8 (approximately 8%) from ¥99 for the previous nine months, and ¥140 to the Euro, marking depreciation of ¥8 (approximately 6%) from ¥132 for the previous nine months.

	Nine months ended December 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,071,388	100.0	¥1,101,692	100.0	¥30,304	2.8
Profit from operations	89,696	8.4	90,222	8.2	526	0.6
Income before income taxes	110,344	10.3	114,667	10.4	4,323	3.9
Net income attributable to shareholders of Kyocera Corporation	69,364	6.5	73,971	6.7	4,607	6.6
Average US$ exchange rate	99	—	107	—	—	—
Average Euro exchange rate	132	—	140	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased significantly compared with the previous nine months due to an increase in sales of components for industrial machinery including semiconductor fabrication equipment and of sapphire substrates for LEDs as well as automotive components such as camera modules.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with the previous nine months due to an increase in sales of ceramic packages mainly for smartphones, communications infrastructures and LEDs in addition to full contribution from a consolidated subsidiary that joined the Kyocera Group in October 2013. Operating profit decreased compared with the previous nine months, however, due mainly to a decline in sales of organic packages for servers.

3) Applied Ceramic Products Group

The cutting tool business was solid due primarily to an increase in production in automotive related markets. In the solar energy business, sales decreased compared with the previous nine months despite efforts to expand product lineup and reduce costs. This was due mainly to a decline in prices and the impact of a halt in grid access applications by electric power companies. As a result, sales and operating profit in this reporting segment decreased compared with the previous nine months.

4) Electronic Device Group

Sales in this reporting segment slightly decreased compared with the previous nine months due to the impact of structural reforms implemented in the previous fiscal year to downsize certain operations, despite steady growth in sales of components including capacitors for smartphones. Operating profit, however, increased considerably compared with the previous nine months due mainly to a reduction in costs, as well as the effect of the aforementioned structural reforms.

5) Telecommunications Equipment Group

Sales in the overseas business increased on account of proactive launch of new mobile phones, as well as development of new customers. Sales and operating profit in this reporting segment, however, decreased compared with the previous nine months due mainly to a decline in demand in the Japanese market.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous nine months due to an increase in sales volume of multifunctional products mainly outside Japan, as a result of active efforts to expand sales of new products. Operating profit increased significantly compared with the previous nine months due to an increase in sales of consumables along with growing sales of machines and to a reduction in costs.

7) Others

Sales in this reporting segment remained almost unchanged from the previous nine months despite a decline in revenues mainly from the engineering business for communications base stations at Kyocera Communications Systems Co., Ltd., owing to growth in sales in the other subsidiaries. On the other hand, operating profit increased compared with the previous nine months due mainly to the effect of cost reductions.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥58,929	5.5	¥66,128	6.0	¥7,199	12.2
Semiconductor Parts Group	139,522	13.0	159,561	14.5	20,039	14.4
Applied Ceramic Products Group	195,854	18.3	189,333	17.2	(6,521)	(3.3)
Electronic Device Group	216,295	20.2	213,050	19.3	(3,245)	(1.5)
Total Components Business	610,600	57.0	628,072	57.0	17,472	2.9
Telecommunications Equipment Group	147,778	13.8	146,346	13.3	(1,432)	(1.0)
Information Equipment Group	221,550	20.7	241,744	21.9	20,194	9.1
Total Equipment Business	369,328	34.5	388,090	35.2	18,762	5.1
Others	123,177	11.5	123,176	11.2	(1)	(0.0)
Adjustments and eliminations	(31,717)	(3.0)	(37,646)	(3.4)	(5,929)	—
Net sales	¥1,071,388	100.0	¥1,101,692	100.0	¥30,304	2.8

Operating Profit (Loss) by Reporting Segment

	Nine months ended December 31,				Increase
	2013		2014		(Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥8,484	14.4	¥11,167	16.9	¥2,683	31.6
Semiconductor Parts Group	24,956	17.9	24,617	15.4	(339)	(1.4)
Applied Ceramic Products Group	22,816	11.6	9,570	5.1	(13,246)	(58.1)
Electronic Device Group	21,240	9.8	28,281	13.3	7,041	33.1
Total Components Business	77,496	12.7	73,635	11.7	(3,861)	(5.0)
Telecommunications Equipment Group	1,870	1.3	(3,223)	—	(5,093)	—
Information Equipment Group	17,112	7.7	25,432	10.5	8,320	48.6
Total Equipment Business	18,982	5.1	22,209	5.7	3,227	17.0
Others	3,479	2.8	4,095	3.3	616	17.7
Operating profit	99,957	9.3	99,939	9.1	(18)	(0.0)
Corporate gains and equity in earnings of affiliates and
an unconsolidated subsidiary	10,861	—	15,233	—	4,372	40.3
Adjustments and eliminations	(474)	—	(505)	—	(31)	—
Income before income taxes	¥110,344	10.3	¥114,667	10.4	¥4,323	3.9

* % to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous nine months due to a decline in sales in the solar energy business and the Telecommunications Equipment Group, despite an increase in sales in the Semiconductor Parts Group.

2) Asia

Sales in Asia increased compared with the previous nine months due mainly to an increase in sales of components for smartphones in the Semiconductor Parts Group and the Electronic Device Group.

3) Europe

Sales in Europe increased compared with the previous nine months due mainly to growing sales of multifunctional products in the Information Equipment Group and to sales growth of the Electronic Device Group.

4) United States of America

Sales in the United States of America increased compared with the previous nine months due mainly to increased sales in the Information Equipment Group and the Telecommunications Equipment Group.

5) Others

Sales in Others increased compared with the previous nine months due to an increase in sales in the Information Equipment Group.

	Nine months ended December 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥469,199	43.8	¥447,300	40.6	¥(21,899)	(4.7)
Asia	208,472	19.4	224,090	20.3	15,618	7.5
Europe	177,477	16.6	195,994	17.8	18,517	10.4
United States of America	167,916	15.7	182,466	16.6	14,550	8.7
Others	48,324	4.5	51,842	4.7	3,518	7.3
Net sales	¥1,071,388	100.0	¥1,101,692	100.0	¥30,304	2.8

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2014 decreased by ¥16,250 million to ¥318,924 million from ¥335,174 million at March 31, 2014.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months decreased by ¥26,226 million to ¥70,395 million from ¥96,621 million for the previous nine months. This was due mainly to a decrease of cash inflow adjustment related to receivables, and an increase of cash outflow adjustment related to inventories, despite increases of cash inflow adjustments related to accrued expenses and derivative liabilities.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months decreased by ¥3,633 million to ¥73,070 million from ¥76,703 million for the previous nine months. This was due mainly to an increase in proceeds from maturities of held-to-maturity securities, and decreases in acquisition of time deposits and in payments for acquisitions of businesses, which were partly offset by an increase in purchases of held-to-maturity securities and a decrease in withdrawal of time deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months increased by ¥5,506 million to ¥36,779 million from ¥31,273 million for the previous nine months. This was due mainly to increases in dividends paid and in purchases of noncontrolling interests.

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Cash flows from operating activities	¥96,621	¥70,395
Cash flows from investing activities	(76,703)	(73,070)
Cash flows from financing activities	(31,273)	(36,779)
Effect of exchange rate changes on cash and cash equivalents	18,358	23,204
Net increase (decrease) in cash and cash equivalents	7,003	(16,250)
Cash and cash equivalents at beginning of period	305,454	335,174
Cash and cash equivalents at end of period	¥312,457	¥318,924

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2015

In the three months ending March 31, 2015 (“the fourth quarter”), Kyocera expects component demand in the industrial machinery market and automotive related markets to remain strong. In addition, Kyocera forecasts an increase in sales volume in the Equipment Business due to the aggressive launch of new products such as mobile phones and multifunctional products and to market cultivation. Conversely, sales in solar energy related business are projected to fall below forecasts made in October 2014 due primarily to the impact of stagnant demand as utility companies halted grid access applications.

In light of these circumstances, Kyocera has revised its consolidated sales forecasts for the year ending March 31, 2015 as set forth below. In addition, forecasts for reporting segments have also been revised as set forth on the following page based on conditions for sales and income before income taxes in each reporting segment.

Kyocera has also revised its forecasts of average exchange rates for the fourth quarter from the projections made in October 2014, from ¥105 to ¥115 against the U.S. dollar and from ¥135 to ¥130 against the Euro. As a result, full-year forecasts of average exchange rates for the year ending March 31, 2015 have been revised to ¥109 to the U.S. dollar and ¥138 to the Euro.

Kyocera aims to achieve full-year financial forecasts by continuing to leverage the collective capabilities of the Kyocera Group to secure orders in existing businesses and create new businesses as well as comprehensively reduce costs.

	Results for		Forecasts for the year ending March 31, 2015 announced on				Increase
	the year ended March 31, 2014		October 30, 2014 (Previous)		January 29, 2015 (Revised)		(Decrease) to Results
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,447,369	100.0	¥1,580,000	100.0	¥1,530,000	100.0	5.7
Profit from operations	120,582	8.3	135,000	8.5	135,000	8.8	12.0
Income before income taxes	146,268	10.1	158,000	10.0	158,000	10.3	8.0
Net income attributable to shareholders of Kyocera Corporation	88,756	6.1	97,000	6.1	97,000	6.3	9.3
Average US$ exchange rate	100	—	104	—	109	—	—
Average Euro exchange rate	134	—	137	—	138	—	—

Net Sales by Reporting Segment

	Results for		Forecasts for the year ending March 31, 2015 announced on				Increase
	the year ended March 31, 2014		October 30, 2014 (Previous)		January 29, 2015 (Revised)		(Decrease) to Results
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥91,000	5.7	¥91,000	6.0	13.7
Semiconductor Parts Group	187,891	13.0	224,000	14.2	224,000	14.6	19.2
Applied Ceramic Products Group	272,795	18.9	303,000	19.2	273,000	17.9	0.1
Electronic Device Group	284,322	19.6	291,000	18.4	291,000	19.0	2.3
Total Components Business	825,028	57.0	909,000	57.5	879,000	57.5	6.5
Telecommunications Equipment Group	186,749	12.9	205,000	13.0	205,000	13.4	9.8
Information Equipment Group	307,848	21.3	335,000	21.2	335,000	21.9	8.8
Total Equipment Business	494,597	34.2	540,000	34.2	540,000	35.3	9.2
Others	173,137	11.9	178,000	11.3	170,000	11.1	(1.8)
Adjustments and eliminations	(45,393)	(3.1)	(47,000)	(3.0)	(59,000)	(3.9)	—
Net sales	¥1,447,369	100.0	¥1,580,000	100.0	¥1,530,000	100.0	5.7

Operating Profit by Reporting Segment

	Results for		Forecasts for the year ending March 31, 2015 announced on				Increase
	the year ended March 31, 2014		October 30, 2014 (Previous)		January 29, 2015 (Revised)		(Decrease) to Results
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥15,000	16.5	¥15,000	16.5	26.7
Semiconductor Parts Group	31,889	17.0	33,600	15.0	33,600	15.0	5.4
Applied Ceramic Products Group	33,501	12.3	15,000	5.0	10,000	3.7	(70.2)
Electronic Device Group	21,160	7.4	35,900	12.3	35,900	12.3	69.7
Total Components Business	98,386	11.9	99,500	10.9	94,500	10.8	(3.9)
Telecommunications Equipment Group	1,437	0.8	8,300	4.0	5,000	2.4	247.9
Information Equipment Group	28,193	9.2	33,500	10.0	33,500	10.0	18.8
Total Equipment Business	29,630	6.0	41,800	7.7	38,500	7.1	29.9
Others	6,276	3.6	6,400	3.6	5,400	3.2	(14.0)
Operating profit	134,292	9.3	147,700	9.3	138,400	9.0	3.1
Corporate and others	11,976	—	10,300	—	19,600	—	63.7
Income before income taxes	¥146,268	10.1	¥158,000	10.0	¥158,000	10.3	8.0

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	Decline in demand for our products due to sluggish economic conditions in Japan and worldwide;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or our business activities;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that amendments to laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including plague, terrorist acts, international disputes and conflicts, etc. and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2014		December 31, 2014		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,174		¥318,924		¥(16,250)
Short-term investments in debt and equity securities	115,900		136,777		20,877
Other short-term investments	160,331		128,847		(31,484)
Trade notes receivables	22,054		22,371		317
Trade accounts receivables	257,850		282,994		25,144
Less allowances for doubtful accounts and sales returns	(5,062)		(5,778)		(716)
Inventories	335,802		392,308		56,506
Deferred income taxes	41,499		41,029		(470)
Other current assets	103,887		115,911		12,024
Total current assets	1,367,435	51.9	1,433,383	48.2	65,948
Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	738,212		997,472		259,260
Other long-term investments	14,847		16,543		1,696
Total investments and advances	753,059	28.6	1,014,015	34.1	260,956
Property, plant and equipment:
Land	63,268		63,609		341
Buildings	344,167		357,869		13,702
Machinery and equipment	826,881		857,543		30,662
Construction in progress	11,821		12,126		305
Less accumulated depreciation	(975,580)		(1,016,429)		(40,849)
Total property, plant and equipment	270,557	10.3	274,718	9.2	4,161
Goodwill	116,632	4.4	124,630	4.2	7,998
Intangible assets	59,326	2.2	60,961	2.1	1,635
Other assets	69,695	2.6	64,246	2.2	(5,449)
Total non-current assets	1,269,269	48.1	1,538,570	51.8	269,301
Total assets	¥2,636,704	100.0	¥2,971,953	100.0	¥335,249

	March 31, 2014		December 31, 2014		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,064		¥5,302		¥1,238
Current portion of long-term debt	12,360		10,511		(1,849)
Trade notes and accounts payable	122,424		122,731		307
Other notes and accounts payable	48,224		54,999		6,775
Accrued payroll and bonus	56,068		48,181		(7,887)
Accrued income taxes	23,353		13,873		(9,480)
Other accrued liabilities	31,347		55,699		24,352
Other current liabilities	29,611		44,392		14,781
Total current liabilities	327,451	12.4	355,688	12.0	28,237
Non-current liabilities:
Long-term debt	19,466		19,774		308
Accrued pension and severance liabilities	36,812		29,763		(7,049)
Deferred income taxes	235,954		311,092		75,138
Other non-current liabilities	29,795		18,639		(11,156)
Total non-current liabilities	322,027	12.2	379,268	12.7	57,241
Total liabilities	649,478	24.6	734,956	24.7	85,478
Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,666		162,695		29
Retained earnings	1,415,784		1,460,406		44,622
Accumulated other comprehensive income	250,963		446,133		195,170
Common stock in treasury, at cost	(35,033)		(35,053)		(20)
Total Kyocera Corporation shareholders’ equity	1,910,083	72.5	2,149,884	72.4	239,801
Noncontrolling interests	77,143	2.9	87,113	2.9	9,970
Total equity	1,987,226	75.4	2,236,997	75.3	249,771
Total liabilities and equity	¥2,636,704	100.0	¥2,971,953	100.0	¥335,249

Note: Accumulated other comprehensive income is as follows:

	March 31, 2014	December 31, 2014	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥293,783	¥426,256	¥132,473
Net unrealized losses on derivative financial instruments	(260)	(499)	(239)
Pension adjustments	(21,101)	(22,196)	(1,095)
Foreign currency translation adjustments	(21,459)	42,572	64,031
Total	¥250,963	¥446,133	¥195,170

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,071,388	100.0	¥1,101,692	100.0	¥30,304	2.8
Cost of sales	793,309	74.0	809,547	73.5	16,238	2.0
Gross profit	278,079	26.0	292,145	26.5	14,066	5.1
Selling, general and administrative expenses	188,383	17.6	201,923	18.3	13,540	7.2
Profit from operations	89,696	8.4	90,222	8.2	526	0.6
Other income (expenses) :
Interest and dividend income	16,937	1.6	21,653	2.0	4,716	27.8
Interest expense	(1,432)	(0.2)	(1,303)	(0.1)	129	—
Foreign currency transaction gains, net	3,351	0.3	2,607	0.2	(744)	(22.2)
Other, net	1,792	0.2	1,488	0.1	(304)	(17.0)
Total other income (expenses)	20,648	1.9	24,445	2.2	3,797	18.4
Income before income taxes	110,344	10.3	114,667	10.4	4,323	3.9
Income taxes	36,756	3.4	35,542	3.2	(1,214)	(3.3)
Net income	73,588	6.9	79,125	7.2	5,537	7.5
Net income attributable to noncontrolling interests	(4,224)	(0.4)	(5,154)	(0.5)	(930)	—
Net income attributable to shareholders of
Kyocera Corporation	¥69,364	6.5	¥73,971	6.7	¥4,607	6.6
Per share information:
Net income attributable to shareholders of
Kyocera Corporation:
Basic	¥189.07		¥201.63
Diluted	189.07		201.63
Average number of shares of common stock outstanding:
Basic	366,873		366,865
Diluted	366,873		366,865

Notes:

(1)   Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

(2)   “Per share information” during the nine months ended December 31, 2013 is calculated under the assumption that the stock split at the ratio of two-for-one of all common stock, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2014.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase
	2013	2014	(Decrease)
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥73,588	¥79,125	¥5,537
Other comprehensive income (loss) — net of taxes
Net unrealized gains on securities	198,671	132,563	(66,108)
Net unrealized losses on derivative financial instruments	(305)	(281)	24
Pension adjustments	(1,587)	(1,114)	473
Foreign currency translation adjustments	56,990	74,075	17,085
Total other comprehensive income (loss)	253,769	205,243	(48,526)
Comprehensive income	327,357	284,368	(42,989)
Comprehensive income attributable to noncontrolling interests	(11,116)	(15,125)	(4,009)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥316,241	¥269,243	¥(46,998)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

3. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether Accounting Standards Codification (ASC) 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.